Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the caption “Experts” and to the use of our report dated December 21, 2007, with respect to the consolidated financial statements of Berry Plastics Holding Corporation as of September 29, 2007 and for the year then ended and the combined financial statements of Berry Plastics Holding Corporation as of September 30, 2006 and for the period from February 17, 2006 to September 30, 2006, in the Registration Statement (Form S-4) and related Prospectus of Berry Plastics Corporation for the registration of $680,600,000 of First Priority Floating Rate Senior Secured Notes due 2015.

/s/ Ernst & Young LLP

Indianapolis, Indiana

April 21, 2008